UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check one) [ ]Form 10-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

                For Period Ended: August 16, 1999
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                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Full Name of Registrant:

HOME.WEB, INC.
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Former Name if Applicable:

N/A
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Address of Principal Executive Office (Street and Number):

603 Mar Vista Drive
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City, State and Zip Code

 Monterey, California, 93940
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

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar [ ] day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar [X] day following the prescribed due date; and

 (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Accountant needs to make some last-minute changes to the financial statements, based upon accounting comments made concerning the format of the financial statements and the methods being used by the Accountant in the last comment letter to the Form 10SB/A filing. As soon as these corrections have been made, the Form 10QSB will be filed with an amended Form 10SB/A.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gary R. Blume       602          494-7976
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(Name)             (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
filed?  If answer is no, identify report(s). [X] Yes      [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?   [ ]Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HOME.WEB, INC.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 16, 1999
By: /s/ Dennis Davis
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President